UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD January 1, 1999 to March 31,1999 PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period January 1, 1999 through March 31, 1999.

                                1st QUARTER 1999
                      SWEPCO RAIL CAR MAINTENANCE FACILITY
                                 RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                SWEPCO         PSO         CPL          TOTAL
                                ------         ---         ---          -----
         JANUARY                   215         118         357            690
         FEBRUARY                   66         347         110            523
         MARCH                     329         267           8            604
                           ----------------------------------------------------

         TOTAL                     610         732         475          1,817
                           ====================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                      SWEPCO         PSO         CPL          TOTAL
     DIRECT LABOR -             ------         ---         ---          -----
         JANUARY             $14,422.95    $7,287.52   $17,858.61    $39,569.08
         FEBRUARY             21,774.21    19,372.80     7,071.74     48,218.75
         MARCH                10,795.10    35,482.43     1,894.50     48,172.03
                            ----------------------------------------------------
         TOTAL               $46,992.26   $62,142.75   $26,824.85   $135,959.86
                            ====================================================

     DIRECT MATERIAL -
         JANUARY             $37,813.24        $0.00   $31,291.61    $69,104.85
         FEBRUARY            102,935.63   159,668.23     9,992.50    272,596.36
         MARCH                60,760.13   170,137.94     1,815.16    232,713.23
                            ----------------------------------------------------
         TOTAL              $201,509.00  $329,806.17   $43,099.27   $574,414.44
                            ====================================================

     OTHER DIRECT EXPENSES -
         JANUARY             $25,918.68   $27,933.12    $9,622.94    $63,474.74
         FEBRUARY            (52,766.55)   25,642.83     7,767.34    (19,356.38)
         MARCH                44,159.96    (4,726.56)    2,572.49     42,005.89
                            ----------------------------------------------------
         TOTAL               $17,312.09   $48,849.39   $19,962.77    $86,124.25
                            ====================================================

     INDIRECT EXPENSES SHARED ON
     COST RATIO
         JANUARY             $30,059.98   $15,190.81   $37,218.30    $82,469.09
         FEBRUARY             36,202.49    32,202.26    11,760.20     80,164.95
         MARCH                19,784.20    65,029.18     3,469.52     88,282.90
                            ----------------------------------------------------
         TOTAL               $86,046.67  $112,422.25   $52,448.02   $250,916.94
                            ====================================================

     TOTAL EXPENDITURES
         JANUARY            $108,214.85   $50,411.45   $95,991.46   $254,617.76
         FEBRUARY            108,145.78   236,886.12    36,591.78    381,623.68
         MARCH               135,499.39   265,922.99     9,751.67    411,174.05
                            ----------------------------------------------------
         TOTAL              $351,860.02  $553,220.56  $142,334.91 $1,047,415.49
                            ====================================================


C. COMPUTATION OF COST RATIO    SWEPCO         PSO         CPL          TOTAL
     JANUARY 1999               ------         ---         ---          -----
         DIRECT LABOR        $14,422.95    $7,287.52   $17,858.61    $39,569.08
         COST RATIO              36.45%       18.42%       45.13%       100.00%

     FEBRUARY 1999
         DIRECT LABOR        $21,774.21   $19,372.80    $7,071.74    $48,218.75
         COST RATIO              45.16%       40.18%       14.67%       100.00%

     MARCH 1999
         DIRECT LABOR        $10,795.10   $35,482.43    $1,894.50    $48,172.03
         COST RATIO              22.41%       73.66%       03.93%       100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 4th day of May, 1999.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ R. Russell Davis
                                        R. Russell Davis
                                        Controller and
                                        Chief Accounting Officer

                                INDEX TO EXHIBITS




Exhibit                                                             Transmission
Number                       Exhibit                                   Method


  1         January 1999 statement furnished by SWEPCO to             Electronic
              PSO and CPL detailing PSO and CPL's rail car charges

  2         February 1999 statement furnished by SWEPCO to            Electronic
              PSO and CPL detailing PSO and CPL's rail car charges

  3         March 1999 statement furnished by SWEPCO to               Electronic
              PSO and CPL detailing PSO and CPL's rail car charges